UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 26, 2013

DATE, TIME AND PLACE:

September 26, 2013, at 12:00 PM, at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

Presence the totality of the members of the Board of Directors of the Company, namely: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Messrs. Directors Conrado Engel, Jesús María Zabalza Lotina, José Manuel Tejon Borrajo and José de Paiva Ferreira; as Independent Directors, Misses. Marília Artimonte Rocca and Viviane Senna Lalli, and by means of videoconference Mr. Director José Antonio Alvarez Alvarez, Messrs. Officers Carlos Alberto López Galán, Vice President and Chief of Investor’s Relations, and Manoel Marcos Madureira, Executive Vice President, were invited and were also present.

CALL NOTICE:

The meeting was called on the terms of Article 16 of the Bylaws of the Company.

PRESIDING OFFICERS:

Assuming the chairmanship of the proceedings, on the terms of Article 18, item I, of the Bylaws of the Company the chairman of the Board of Directors, Mr. Celso Clemente Giacometti, invited Mr. Marco Antônio Martins de Araújo Filho, to act as Secretary.

AGENDA:

(i)         to approve the submission of a proposal of reduction of the capital stock of the Company to the Shareholders’ Meeting of the Company;

(ii)        to approve the filing of an F-3ASR Registration Statement with the U.S. Securities and Exchange Commission – SEC, in the United States of America, which shall enable the issuance of one or more series of instruments that will be eligible to tier I and tier II of Santander’s regulatory capital, in accordance to the ratio to be determined abroad;

(iii)       to approve the submission of a proposal to the Shareholders’ Meeting of the Company to amend item XIII of Article 17 of the Bylaws of the Company to enable the issuance, within the limit of authorized capital, of instruments of credit and other instruments convertible into shares, on the terms of Law No. 12.838, of July 9, 2013 and of CMN (National Monetary Council) Resolution No. 4.192, of March 1, 2013;

(iv)       to approve the submission of a proposal to the Shareholders’ Meeting of the Company to, in the future and after completion of items (i) and (ii) designated above, eliminate the quote of shares in cents in the stock exchange by means of approval (a) of a stock dividend, (b) amendment to the Bylaws to reflect the increase of capital stock deriving from capitalization of reserves for the stock dividend; (c) adjustment in the composition of the Units, which momentarily shall proceed to have fifty-five (55) common shares and fifty-five (55) preferred shares issued by Santander; (d) reverse stock split in a proportion of 55:1, applicable both to common shares and to preferred shares; and (e) a new amendment to the Bylaws to adjust the composition of the Units, which shall then consist of one (1) common share and one (1) preferred share; and

(v)        approve the re-filing of part of 20-F Form before the Securities and Exchange Commission – SEC for demonstration of the effects on the financial statements for fiscal years 2012, 2011 and 2010 (sic) as a result of the adoption of International Accounting Standards for  Employee Benefits  (“CPC 33”) approved by CVM under Resolution no. 695, of December 13, 2012.

RESOLUTIONS TAKEN:

Initially there was approval by all of the Board Members of drawing up of the minutes of the meeting in summary form. Approval was also given to publication of the minutes in the form of an extract, with omission of the signatures of the Board Members.

Following this it was clarified by the Chairman of the Board of Directors that the matters contained in the agenda are part of a plan for optimization of the composition of the regulatory capital of Santander, maintaining the current volume and diversifying it in terms of currency and composition. The purpose is establishing a more efficient capital structure, adjusted to the new prudential rules of minimum capital requirements that are applicable to Brazilian financial institutions (also known as “Basel III”) and aligned with the business plan and growth of the assets of Santander.

After the initial clarifications designated above, the Agenda was submitted to examination and, after examination and discussion of the matters, the Board of Directors of the Company, by unanimous vote and without restrictions:

(i)         approved, based on Article 17, item XI, of the Bylaws of the Company, the submission of the proposal to the Shareholders’ Meeting of the Company, as per the proposal presented by the controlling shareholder, of reduction of the capital stock of the Company by six billion Reais (R$6,000,000,000.00), so that the capital stock would go from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais and twenty one cents) (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais and twenty one cents (R$56,828,201,614.21), without reduction of the number of shares (“Proposal of Optimization of the Capital Structure”). On the terms of Article 173 of Law No. 6.404/76, the Proposal of Optimization of the Capital Structureis justified on account of the excess of capital of the Company in relation to its current capital structure. If the Proposal of Optimization of the Capital Structureis approved by the Shareholders’ Meeting of Santander, the Company shall (a) publish the relevant minutes of the Shareholders’ Meeting (“Minutes of the AGE [Special

Shareholders’ Meeting]”) in the Official Gazette and in the Valor Econômico newspaper for beginning of the counting of the period of sixty (60) days for completion of the procedure for intervention by unsecured creditors, on the terms of Article 174 of Law No. 6.404/76; (b) submit the Minutes of the AGE for ratification by the Central Bank of Brazil, on the terms of applicable legislation; (c) file the Minutes of the AGE with the Commercial Registry of the State of São Paulo – JUCESP, after the period of sixty (60) days has elapsed and the ratification by the Central Bank of Brazil mentioned above has occurred; and (d) reimburse to the shareholders, in proportion to their participations in the capital stock of the Company, the amounts of R$1.584069138330 for each Unit or R$0.015086372746 for each common or preferred share, without monetary restatement, from the date of the approval by the Shareholders’ Meeting that approves the Proposal of Optimization of the Capital Structure to the date of such payment. Further, the Executive Board shall effect the pertinent publications to define the timeframes for payment of the funds to the shareholders, inform the date of trading of the Units and of the ex-right Proposal of Optimization of the Capital Structure and take all of the other measures that are related to the matter.

(ii)        Approved the filing of an F-3ASR Registration Statement(“Notes Program”) with the U.S. Securities and Exchange Commission – SEC, which shall enable  issuance abroad of one or more series of hybrid or subordinated debt instruments, in the form of notes(“Notes”), which shall, after the approvals by the Central Bank of Brazil, be eligible to inclusion in level I and/or level II of the regulatory capital of Santander, according to the provisions of CMN Resolution No. 4.192, of March 1, 2013. Further, the Notes shall have terms and conditions in order to receive regulatory treatment according to the regulations of the European Union relative to the implementation of Basel III. The Notes may only be issued within the scope of the Notes Program if (a) the Proposal of Optimization of the Capital Structureis approved in a Shareholders’ Meeting of Santander; and (b) the minutes of the AGE are ratified by the Central Bank of Brazil. The Notes Program shall involve issuances in a total amount equivalent in US dollars to six billion Reais (R$6,000,000,000.00). The Notesthat may be issued in the scope of the Notes Program shall be remunerated in accordance with the market conditions existing at the time of the relevant issuances.The Company’s Executive Board shall define the proportions of the Notes that shall be included in level I and/or level II of the regulatory capital. The Notes Program shall enable the current shareholders of Santander, if they wish, to participate in the Notes Program, considering the habitual and close corporate relationship between the Company and its shareholders. Banco Santander S.A. (Spain) has indicated the commitment of subscribing and paying in a number of Notes that is proportionate to its equity participation in the Company, as well as the Notes that are not subscribed by the other shareholders. The unit par value of the Notes shall be establishedupon issuance and, on account of regulatory issues, shall be at least the equivalent in U.S. dollars to three hundred thousand Reais (R$300,000.00). The Notes shall not be offered publicly in Brazil, whereby there shall be no registration with the Brazilian Securities Commission – CVM or any trading in the Brazilian market. The financial settlement of the Notes shall occur immediately after conduction of the payment to the shareholders of the funds deriving from reduction of capital, if the Proposal of Reduction of Capital Stock is approved by the Shareholders’ Meeting of the Company, with the purpose of enabling the possibility of reinvestment in the Notes by the shareholders. The Company shall publish in due course a Notice to the Shareholders with the purpose of informing the terms and conditions of the Notes and the procedures and timeframes for subscription of the Notes that must be observed by the interested shareholders.

(iii)       approved, based on Article 17, item XI, of the bylaws of the Company, the submission of a proposal to the Shareholders’ Meeting of the Company to amend item XIII of Article 17 of the bylaws, so as to confer on the Board of Directors the authority to resolve on the issuance, within the limit of authorized capital, of credit instruments and other instruments convertible into shares, on the terms of Law No. 12.838, of July 9, 2013 and of CMN Resolution No. 4.192, of March 1, 2013. Thus, the proposal for the wording for the new item XIII of Article 17 of the bylaws is the following: “Article 17 (...). XIII. To approve the increase of the capital stock of the Bank, irrespective of statutory reform, within the limits authorized in Paragraph One of Article 5 of these Bylaws, establishing the price, the payment terms and the conditions for issuance of the shares, as well as the issuance of credit instruments and other instruments convertible into shares, within the limits authorized in Paragraph One of Article 5 of these Bylaws, and may also exclude the right of preference or reduce the period for its exercise upon the issuances of shares, stock dividends, instruments of credit and other instruments that are convertible into shares, the placement of which shall be effected by sale in a stock exchange or by public subscription or in a public takeover bid, on the terms established by law.”  The Directors authorized the Board of Officers to take all necessary steps to convene a Special Shareholders Meeting to deliberate on the amendment of the Bylaws, to be held on October 28, 2013;

(iv)       Approved the submission of a proposal to the Shareholders’ of the Company for, in the future and after completion of items (i) and (ii) of the agenda, elimination of the quote in cents in the stock exchange and, as a consequence, increase the liquidity and reduce the relevant costs for the trading. The mentioned proposal involved (1) stock dividend at a ratio of (a) five (5) preferred shares (PN) for each Unit; and (b) 0.047619048 PN shares for each common share (ON) or PN share traded independently in a stock exchange, through capitalization of reserves in the amount of one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais and seventy-nine cents (R$171,798.385,79), on the terms of Article 169 of Law No. 6.404/76; (2) amendment of the bylaws to (a) reflect the new amount of the capital stock that, on account of the above mentioned capitalization of reserves shall go from fifty-seven billion Reais (R$57,000,000,000.00), divided into two hundred and twelve billion, eighty hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four (212,841,731,754) ON shares and two hundred and five billion, two hundred and four million, four hundred and eighty-six thousand, one hundred and eight (205,204,486,108) PN shares; and (b) and adjust the composition of Units, which shall momentarily have fifty-five (55) ON shares and fifty-five (55) PN shares; (3) reverse stock split in a proportion of 55:1, both for ON and for PN shares, with the number of shares that make up the capital stock going from three billion, eight hundred sixty-nine million, eight hundred and forty-nine thousand six hundred sixty-eight (3,869,849,668) ON shares and three billion seven hundred and thirty million nine hundred and ninety thousand, six hundred fifty seven (3,730,990,657) PN shares totaling seven billion, six hundred million, eight hundred and forty thousand three hundred and twenty-five (7,600,840,325) shares, all of them without par value, which shall be distributed among the shareholders in the proportion held by each of them prior to the reverse stock split; and (4) new amendment to the Bylaws to adjust the composition of Units, which shall then consist of (1) ON share and one (1) PN share. In relation to the fractions of shares resulting from the reverse stock split, there shall be observance of the provisions of Article 1, item XI, of CVM Instruction No. 323/00 and other applicable norms and procedures. An affiliate of Banco Santander S.A. (Spain), the controlling shareholder of the Company, shall donate fractions of shares to the shareholders that, due to the reverse stock split, remain holding a number of shares that does not represent an integer. The fractions of shares shall be donated in sufficient numbers to compose shares with integer figures (i.e., integer closest to the fractioned number of shares). It is estimated that this proposal of stock dividend, adjustment of the composition of the Units and reverse stock split will be submitted for appreciation by the Shareholders’ Meeting in the first quarter of fiscal year 2014, after implementation of the Proposal of Reduction of Capital Stock and issuance of the Notes in the ambit of the Notes Program.

(v)        Filing of Form 6-K: Approved the the re-filing of part of 20-F Form before the Securities and Exchange Commission – SEC due to the changes in the accounting methods applicable to Employee Benefits in accordance with International Accounting Standards (“CPC 33”), approved by CVM under Resolution no. 695, of December 13, 2012, which reflects retroactively such effects in the financial statements of 2012, 2011 and 2011 fiscal years. The purpose of the refilling is to allow the comparison of financial statements of the fiscal years mentioned above with the 2013 financial disclosure and subsequent periods.

CLOSING: There being no further business to be transacted, the Meeting was closed and these Minutes were drawn up, which after being read and approved were signed by all of the Board Members present and by the Secretary. São Paulo, September 26, 2013. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; and the Directors: Conrado Engel, Jesús María Zabalza Lotina, José Antonio Alvarez Alvarez, José Manuel Tejon Borrajo e José de Paiva Ferreira; and the Independent Directors, Marília Artimonte Rocca and Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho - Secretary of the proceedings.

I hereby certify that this is a true copy of the Minutes drawn up in the Register of Minutes of Meetings of the Board of Directors of the Company

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 8, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer